   As filed with the Securities and Exchange Commission on January 25, 2002
                                                   Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------

                              LSI LOGIC CORPORATION
             (Exact name of Registrant as specified in its charter)

                               -------------------

               DELAWARE                                     94-2712976
  (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                      Identification Number)

                             1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
               (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                 DAVID G. PURSEL
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              LSI LOGIC CORPORATION
                             1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

                                   Copies to:
                            MICHAEL OCCHIOLINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------

                         CALCULATION OF REGISTRATION FEE


================================================================================================================
                                                                        PROPOSED         PROPOSED
                                                                         MAXIMUM         MAXIMUM
                                                                     OFFERING PRICE     AGGREGATE     AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES                 AMOUNT TO BE           PER          OFFERING     REGISTRATION
           TO BE REGISTERED                          REGISTERED        SECURITY(1)       PRICE(1)        FEE
----------------------------------------------------------------------------------------------------------------
 4.00% Convertible Subordinated Notes due 2006.     $ 490,000,000          100%        $490,000,000    $ 45,080
----------------------------------------------------------------------------------------------------------------
common stock, $0.01 par value..................        18,603,591(2)        (2)              (2)              (3)
================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the bid and asked prices of the Convertible Subordinated Notes due 2006 on The PORTAL Market on January 24, 2002.

(2) Includes 18,603,591 shares of common stock initially upon conversion of the notes at the conversion price of $26.339 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

                               -------------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JANUARY 25, 2002


                                  $490,000,000

                                    LSI LOGIC

                  4.00% CONVERTIBLE SUBORDINATED NOTES DUE 2006
           AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

--------------------------------------------------------------------------------

We issued the notes in a private placement in October 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

We will pay interest on the notes on May 1 and November 1 of each year. The first interest payment will be made on May 1, 2002.

You may convert the notes into shares of our common stock at a conversion price of $26.339, subject to adjustment as set forth in this prospectus.

On or after November 6, 2004, we may redeem some or all of the notes at the redemption prices set forth in this prospectus. In the event of a fundamental change, as described in this prospectus, holders of the notes may require us to repurchase all or part of their notes.

The notes are subordinated in right of payment to all of our existing and future senior indebtedness. Our common stock is quoted on the New York Stock Exchange Composite Tape under the symbol "LSI". On January 24, 2002, the last reported sale price for our common stock on the New York Stock Exchange Composite Tape was $15.59 per share.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               -------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                   This prospectus is dated January ___, 2002


--------------------------------------------------------------------------------

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of this prospectus.

                                TABLE OF CONTENTS


                                                                              PAGE
                                                                              ----
        Where You Can Find More Information....................................2
        Summary................................................................3
        Risk Factors...........................................................5
        Use of Proceeds.......................................................14
        Description of the Notes..............................................15
        Description of Capital Stock..........................................28
        United States Federal Income Tax Consequences.........................32
        Selling Securityholders...............................................37
        Plan of Distribution..................................................39
        Legal Matters.........................................................41
        Experts...............................................................41


                       WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

- The description of the common stock in our Registration Statement on Form 8-A filed on August 29, 1989, under Section 12(g) of the Exchange Act.

- The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A filed on December 8, 1998, under Section 12(g) of the Exchange Act.

- The Annual Report on Form 10-K filed on March 8, 2001 for the fiscal year ended December 31, 2000.

- Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

- The Current Reports on Form 8-K and the Amended Current Reports on Form 8-K/A filed on April 4, 2001, April 25, 2001, May 21, 2001, June 5,
        2001, June 15, 2001, June 18, 2001, June 26, 2001, July 20, 2001, July
        30, 2001 and August 6, 2001, and the Current Reports on Form 8-K filed on October 25, 2001 and January 25, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                              LSI Logic Corporation
                             1551 McCarthy Boulevard
                           Milpitas, California 95035
                                 (408) 433-6777

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                     SUMMARY

        Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision. When used in this prospectus, unless otherwise stated, the terms "we," "our" and "us" refer to LSI Logic Corporation and its subsidiaries.

                              LSI LOGIC CORPORATION

We are a leader in the design, development, manufacture, and marketing of complex, high-performance integrated circuits and storage systems. We are focused on the four markets of broadband communications, networking infrastructure, storage infrastructure, and storage area network system. Our integrated circuits are used in a wide range of communication devices, including devices used for wireless, broad band, data networking, and set-top-box applications. We also provide other types of integrated circuit products and board-level products for use in network computing applications, high-performance storage controllers, and systems for storage area networks.

We operate in two segments - the Semiconductor segment and the Storage Area Network ("SAN") Systems segment - in which we offer products and services for a variety of electronic systems applications. Our products are marketed primarily to original equipment manufacturers ("OEMs") who sell products targeted for applications in four major markets, which are:

-       Broadband Communications;

-       Networking Infrastructure;

-       Storage Infrastructure; and

-       Storage Area Network Systems.

In the Semiconductor segment, we use advanced process technology and design methodologies to design, develop and manufacture highly complex integrated circuits. These include both application specific integrated circuits, commonly referred to as ASICs, and standard products. ASICs are designed for specific applications defined by the customer; whereas standard products are for market applications that we define.

We have developed methods of designing integrated circuits based on a library of building blocks of industry-standard electronic functions, interfaces, and protocols. Among these is our CoreWare(R) design methodology. Our advanced submicron manufacturing process technologies allow our customers to combine one or more CoreWare library elements with memory and their own proprietary logic to integrate a highly complex, system-level solution on a single chip. We have developed and use complementary metal oxide semiconductor ("CMOS") process technologies to manufacture our integrated circuits.

In the SAN Systems segment, our enterprise storage systems are designed, manufactured, and sold by our wholly owned subsidiary--LSI Logic Storage Systems, Inc. Our high-performance, highly scalable open storage area network systems and storage solutions are available through leading original equipment manufacturers, or OEMs and a worldwide network of resellers under the MetaStor(R) brand name.

We were incorporated in California in 1980 and reincorporated in Delaware in 1987. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number at that location is (408) 433-8000. Our home page on the Internet is at www.lsilogic.com. The information contained on our website is not incorporated into this prospectus.

                                  THE OFFERING

Securities Offered............  $490,000,000 aggregate principal amount of 4.00%
                                Convertible Notes due 2006, and shares of common stock issuable upon conversion of the notes.

Maturity Date.................  November 1, 2006.

Interest......................  We will pay interest on the notes semi-annually in arrears on May 1 and November 1 of each year, beginning May 1, 2002.

Conversion....................  You may convert the notes into shares of our common stock at a conversion price of $26.339 per share, subject to adjustment in specified events.

Subordination.................  The notes are subordinated to all existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of September 30, 2001, we had approximately $1.5 billion of indebtedness outstanding that would have constituted senior indebtedness. As of September 30, 2001, our subsidiaries had approximately $127 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated, including trade and other payables, but excluding intercompany liabilities. Neither we nor our subsidiaries are limited from incurring additional debt, including senior indebtedness, under the indenture. See "Description of the Notes--Subordination."

Redemption....................  We may redeem any of the notes on or after
                                November 6, 2004, by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at the redemption prices set forth in this prospectus, together with accrued and unpaid interest to the redemption date.

Fundamental Change............  If a fundamental change (as described under
                                "Description of the Notes--Repurchase at Option of the Holder") occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to the repurchase date.

Use of Proceeds...............  We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which notes may be converted.

Listing of Common Stock.......  The Common Stock is listed on the New York Stock
                                Exchange Composite Tape under the symbol "LSI."

                                  RISK FACTORS

Before you invest in the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before your decide whether to purchase the notes. The risks set out below are not the only risks we face.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes could decline, and you may lose all or part of your investment.

Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, "anticipate", "expect", "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

OUR PRODUCT AND PROCESS DEVELOPMENT ACTIVITIES OCCUR IN A HIGHLY COMPETITIVE ENVIRONMENT.

The Semiconductor and SAN Systems segments in which we conduct business are characterized by rapid technological change, short product cycles and evolving industry standards. We believe our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also be able to adopt and implement emerging industry standards and to adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks and integration of our CoreWare libraries into our design capabilities. Our cores and standard products are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that the cores or standard products that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

WE OPERATE HIGHLY COMPLEX AND COSTLY MANUFACTURING FACILITIES.

The manufacture and introduction of our products is a complicated process. We confront challenges in the manufacturing process that require us to:

-       maintain a competitive manufacturing cost structure;

- implement the latest process technologies required to manufacture new products;

-       exercise stringent quality control measures to ensure high yields;

- effectively manage the subcontractors engaged in the test and assembly of products; and

- update equipment and facilities as required for leading edge production capabilities.

We do not control the timing or size of orders for our products. We generally do not have long-term volume production contracts with our customers. There is a risk that we will be unable to meet sudden increases in demand beyond our current manufacturing capacity, which may result in additional capital expenditures and production costs. Meanwhile, order volumes below anticipated levels may result in the under-utilization of our manufacturing facilities, resulting in higher per unit costs, which could adversely affect our operating results and financial condition.

OUR MANUFACTURING FACILITIES ARE SUBJECT TO DISRUPTION.

Our newest wafer fabrication site located in Gresham, Oregon is a highly complex, state-of-the-art facility. Anticipated production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. There is no assurance that all of these components will be fully functional or successfully integrated on time or that the facility will achieve the forecasted yield targets. The capital expenditures required to bring the facility to full operating capacity may be greater than we anticipate and result in lower margins.

Operations at any of our primary manufacturing facilities, or at any of our test and assembly subcontractors, may be disrupted for reasons beyond our control, including work stoppages, fire, earthquake, floods or other natural disasters. In addition, California is currently experiencing a power shortage, which may spread to other areas of the country, such as Oregon, where our newest wafer fabrication facility is located. Such an unexpected disruption could cause delays in shipments of products to our customers and alternate sources for production may be unavailable on acceptable terms. This could result in the cancellation of orders or loss of customers.

Our corporate headquarters and some of our manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, we could suffer damages that could significantly and adversely affect our operating results and financial condition.

Our operations depend upon a continuing adequate supply of electricity, natural gas and water. These energy sources have historically been available on a continuous basis and in adequate quantities for our needs. However, given the current power shortage in California, it is possible that the shortage may spread to other areas of the country, including Oregon. An interruption in the supply of raw materials or energy inputs for any reason would have an adverse effect on our manufacturing operations.

WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS.

In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. We may seek additional equity or debt financing (other than the notes issued hereunder) from time to time and cannot be certain that additional financing will be available on favorable terms. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

We have international subsidiaries and distributors that operate and sell our products globally. Further, we purchase a substantial portion of our raw materials and manufacturing equipment from foreign suppliers, and incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries.

WE DO BUSINESS IN EUROPE AND FACE RISKS ASSOCIATED WITH THE EURO.

A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. This has required changes in our operations as we modified systems and commercial arrangements to deal with the new currency. Although a three-year transition period is expected during which transactions may also be made in the old currencies, this is requiring dual currency processes for our operations. We have identified issues involved and will continue to address them. There can be no assurances that all problems will be foreseen and controlled without any adverse impact on our operating results and financial condition.

WE PROCURE PARTS AND RAW MATERIALS FROM LIMITED DOMESTIC AND FOREIGN SOURCES.

We use a wide range of parts and raw materials in the production of our semiconductors, host adapter boards, and storage systems, including silicon wafers, processing chemicals, and electronic and mechanical components. We do not generally have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of parts and materials for manufacturing. We purchase some of these parts and materials from a limited number of vendors and some from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of parts and materials. There is no assurance that, if we have difficulty in obtaining parts or materials in the future, alternative suppliers will be available, or that these suppliers will provide parts and materials in a timely manner or on favorable terms. As a result, we may be adversely affected by delays in new and current product shipments. If we cannot obtain adequate materials for manufacture of our products, there could be a material adverse impact on our operating results and financial condition.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS.

We compete in markets that are intensely competitive and that exhibit both rapid technological change and continual price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than we do. Several major diversified electronics companies offer ASIC products and/or other standard products that are competitive with our product lines. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our large customers may develop internal design and production capabilities to manufacture their own products, thereby displacing our products. There is no assurance that the price and performance of our products will be superior relative to the products of our competitors. As a result, we may experience a loss of competitive position that could result in lower prices, fewer customer orders, reduced revenues, reduced gross profit margins and loss of market share.

To remain competitive, we continually evaluate our worldwide operations, looking for additional cost savings and technological improvements.

Our future competitive performance depends on a number of factors, including our ability to:

-       properly identify target markets;

- accurately identify emerging technological trends and demand for product features and performance characteristics;

-       develop and maintain competitive products;

- enhance our products by adding innovative features that differentiate our products from those of our competitors;

-       bring products to market on a timely basis at competitive prices;

- respond effectively to new technological changes or new product announcements by others;

-       adapt products and processes to technological changes; and

-       adopt and/or set emerging industry standards.

We may not meet our design, development and introduction schedules for new products or enhancements to our existing and future products. In addition, our products may not achieve market acceptance or sell at favorable prices.

WE CONCENTRATE OUR SALES EFFORTS ON A LIMITED NUMBER OF CUSTOMERS.

We are increasingly dependent on a limited number of customers for a substantial portion of revenues as a result of our strategy to focus our marketing and selling efforts on select, large-volume customers. One customer represented 12% of our total consolidated revenues for the year ended December 31, 2000. One customer also represented 18% of our total consolidated revenues for the nine-month period ended September 30, 2001. One customer represented 21% of total revenues in the Semiconductor segment for the nine-month period ended September 30, 2001. In the SAN Systems segment, there were three customers with revenues representing 31%, 17% and 13% of total SAN Systems revenues for the year ended December 31, 2000. In addition, there were four customers with revenues representing 21%, 17%, 16% and 11% of total SAN Systems revenues for the nine-month period ended September 30, 2001.

Our operating results and financial condition could be affected if:

-       we do not win new product designs from major customers;

-       major customers reduce or cancel their existing business with us;

-       major customers make significant changes in scheduled deliveries; or

- there are declines in the prices of products that we sell to these customers.

WE UTILIZE INDIRECT CHANNELS OF DISTRIBUTION OVER WHICH WE EXERCISE LIMITED CONTROL.

We derive a material percentage of product revenues from independent reseller and distributor channels. Our financial results could be adversely affected if our relationship with these resellers or distributors were to deteriorate or if the financial condition of these resellers or distributors were to decline. In addition, as our business grows, we may have an increased reliance on indirect channels of distribution. There can be no assurance that we will be successful in maintaining or expanding these indirect channels of distribution. This could result in the loss of certain sales opportunities. Furthermore, the partial reliance on indirect channels of distribution may reduce our visibility with respect to future business, thereby making it more difficult to accurately forecast orders.

OUR COMPANY OPERATIONS ARE AFFECTED BY CYCLICAL FLUCTUATIONS.

The Semiconductor and SAN Systems segments in which we compete are subject to cyclical fluctuations in demand. As a result, we may experience periodic declines in sales or the prices of our products as a result of the following:

- rapid technological change, product obsolescence, and price erosion in our products;

- maturing product cycles in our products or products sold by our customers;

- increases in worldwide manufacturing capacity for semiconductors, resulting in declining prices; and

- changes in general economic conditions, which may cause declines in our product markets or the markets of our suppliers and customers.

The semiconductor industry has in the past experienced periods of rapid expansion of production capacity. Even when the demand for our products remains constant, the availability of additional excess production capacity in the industry creates competitive pressure that can degrade pricing levels, which can reduce revenues. Furthermore, customers who benefit from shorter lead times may defer some purchases to future periods, which could affect our demand and revenues for the short term. As a result, we may experience downturns or fluctuations in demand in the future and experience adverse effects on our operating results and financial condition.

WE ENGAGE IN ACQUISITIONS AND ALLIANCES GIVING RISE TO ECONOMIC AND TECHNOLOGICAL RISKS.

We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. Acquisitions and investment activities often involve risks, including the need to:

- acquire timely access to needed capital for investments related to acquisitions and alliances;

- conduct acquisitions that are timely relative to existing business opportunities;

- successfully prevail over competing bidders for target acquisitions at an acceptable price;

- invest in companies and technologies that contribute to the growth of our business;

-       retain the key employees of the acquired operation;

- incorporate acquired operations into our business and maintain uniform standards, controls, and procedures; and

- develop the capabilities necessary to exploit newly acquired technologies.

Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions could adversely affect our operating results and financial condition.

THERE IS UNCERTAINTY ASSOCIATED WITH OUR RESEARCH AND DEVELOPMENT INVESTMENTS.

Our research and development activities are intended to maintain and enhance our competitive position by utilizing the latest advances in the design and manufacture of semiconductors and storage systems including networking, communications and storage technologies. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We must incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully and timely complete our research and development programs, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with such programs or that we will be able to secure the financial resources necessary to fund future research and development efforts.

THE PRICE OF OUR SECURITIES MAY BE AFFECTED BY A WIDE RANGE OF FACTORS.

Some of the factors that may cause volatility in the price of our securities include:

-       quarterly variations in results;

-       business and product market cycles;

-       fluctuations in customer requirements;

-       the availability and utilization of manufacturing capacity;

-       the timing of new product introductions; and

-       the ability to develop and implement new technologies.

The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time.

OUR GLOBAL OPERATIONS EXPOSE THE COMPANY TO NUMEROUS INTERNATIONAL BUSINESS
RISKS.

We have substantial business activities in Asia and Europe. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tax laws, tariff structures, export laws, regulatory requirements or trade policies in either the United States or foreign countries could adversely impact our ability to manufacture or sell our products in foreign markets. Moreover, a significant decrease in sales by our customers to end users in either Asia or Europe could result in a decline in orders.

We subcontract test and assembly functions to independent companies located in Asia. A reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of products to customers, or increased costs.

THE HIGH TECHNOLOGY INDUSTRY IN WHICH WE OPERATE IS PRONE TO INTELLECTUAL PROPERTY LITIGATION.

Our success is dependent in part on our technology and other proprietary rights, and we believe that there is value in the protection afforded by our patents, patent applications and trademarks. However, the industry is characterized by rapidly changing technology and our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

As is typical in the high technology industry, from time to time we have received communications from other parties asserting that certain of our products, processes, technologies or information infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights. We regularly evaluate such assertions. In light of industry practice, we believe with respect to existing or future claims that any licenses or other rights that may be necessary can generally be obtained on commercially reasonable terms. Nevertheless, there is no assurance that licenses will be obtained on acceptable terms or that a claim will not result in litigation or other administrative proceedings.

In February of 1999, a lawsuit alleging patent infringement was filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation, Limited Partnership against 88 electronics industry companies, including us. The case number is CIV990377PHXRGS. The patents involved in this lawsuit are alleged to relate to semiconductor manufacturing and computer imaging, including the use of bar coding for automatic identification of articles. In September 1999, the Company filed an answer denying infringement, raising affirmative defenses and asserting a counterclaim for declaratory judgment of non-infringement, invalidity and unenforceability of Lemelson's patents. As of June 30, 2001, the court had completed its review of motion papers filed in connection with Cypress Semiconductor's and plaintiff's cross-motions for summary judgment with respect to the 4,390,586 patent and granted a motion for oral arguments which was held in mid-December. These activities are ongoing, and, as of yet, no trial date has been set. While we cannot make any assurance regarding the eventual resolution of this matter, we do not believe it will have a material adverse effect on our consolidated results of operations or financial condition.

In late 1995, a lawsuit was filed in the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") between us, our Canadian subsidiary ("LSI Canada") and certain former shareholders of LSI Canada. Following a hearing held in March 2001, the Court dismissed the motion of the former shareholders that challenged the propriety of the fair value proceedings initiated by LSI Canada and the jurisdiction of the Court to adjudicate the matter. In addition, the Court ruled that the portions of the application of the former shareholders to initiate a claim based upon allegations that our actions and certain named (former) directors and a (former) officer of LSI Canada were oppressive of the rights of minority shareholders of LSI Canada were to be struck and the balance of the claims were stayed. The Court also directed all of the litigants to recommence preparation for trial in the fair value proceeding and advised the litigants of the Court's intention to schedule a date for trial of that matter as soon as practicable. While we cannot give any assurances regarding the resolution of these matters we believe that the final outcome will not have a material adverse effect on our consolidated results of operations or financial condition. No assurance can be given, however, that these matters will be resolved without our becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on our financial position or results of operations.

WE HAVE BEEN SERVED WITH A COMPLAINT IN A PATENT INFRINGEMENT SUIT FILED BY U.S. PHILIPS CORPORATION.

U.S. Philips Corporation, a subsidiary of Royal Philips Electronics of Netherlands, has filed suits in the U.S. District Court in New York against eight companies, including us, for allegedly infringing and inducing others to infringe on Philips U.S. Patent Number 4,689,740. This patent is directed to devices and methods used with the Inter-Integrated Circuit Bus.

WE MUST ATTRACT AND RETAIN KEY EMPLOYEES IN A HIGHLY COMPETITIVE ENVIRONMENT.

Our employees are vital to our success and our key management, engineering and other employees are difficult to replace. We do not generally have employment contracts with our key employees. We do, however, maintain key person life insurance for one of our employees. In past periods, the expansion of high technology companies in Silicon Valley, Colorado, Oregon and elsewhere where we operate our business has increased demand and competition for qualified personnel. Our continued growth and future operating results will depend upon our ability to attract, hire and retain significant numbers of qualified employees.

RISKS RELATED TO THE OFFERING

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS.

The notes are unsecured and subordinated in right of payment in full to all of our existing senior indebtedness and rank on the same basis with our existing notes. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After repaying our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. We are not prohibited from incurring additional debt under the Indenture. As of September 30, 2001, we had approximately $1.5 billion of senior indebtedness outstanding.

OUR CORPORATE STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON NOTES.

The notes are obligations exclusively of LSI Logic. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2001, our subsidiaries had approximately $127 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated, including trade and other payables but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles. Our subsidiaries may also from time to time incur other additional indebtedness and liabilities.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES UPON A FUNDAMENTAL CHANGE.

If a fundamental change occurs, you have the right, at your option, to require us to repurchase all or a portion of your notes. If a fundamental change were to occur, we may not have sufficient funds to pay the redemption price for all notes tendered by the holders. Any future credit agreements or other debt agreements may contain similar provisions. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to the repurchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from repurchasing notes. Any failure by us to repurchase tendered notes would constitute an event of default under the indenture, and may result in a default under the terms of other indebtedness that we may enter into from time to time. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not necessarily protect you if we engaged in a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of the Notes--Repurchase at Option of the Holder."

OUR NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

We believe it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market prices of the notes and our common stock would be materially and adversely affected.

THERE MAY BE NO PUBLIC MARKET FOR THE NOTES, AND THERE ARE RESTRICTIONS ON RESALE OF THE NOTES.

There is no established public trading market for the notes. At the time of the original issuance of the notes in a private placement in October 2001, Lehman Brothers Inc., the initial purchaser of the notes, advised us that it intended to make a market in the notes. However, the initial purchaser is not obligated to do so and may discontinue its market-making activities at any time without notice. Consequently, we cannot be sure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

                           FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "intends," "projects," "predicts," "target," "goal," "objectives," "potential," or "continue" or the negative of these terms or other comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor the initial purchaser nor any other person assume responsibility for the accuracy and completeness of such statements.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                            NINE MONTHS
                                               ENDED                  FISCAL YEAR ENDED
                                           SEPTEMBER 30,                 DECEMBER 31,
                                           -------------    --------------------------------------
                                           2000     2001    1996    1997     1998     1999    2000
                                           ----     ----    ----    ----     ----     ----    ----
Ratio of earnings to fixed charges.....    8.8       --      7.2     10.6      --      5.3     8.7


        These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

        - earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

        - fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.

For our fiscal year ended December 31, 1998, earnings were inadequate to cover fixed charges by $140 million. For the nine months ended September 30, 2001, earnings were inadequate to cover fixed charges by $778 million.

                                USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock issuable upon conversion of the notes.

                            DESCRIPTION OF THE NOTES

The notes were issued under an indenture dated as of October 30, 2001, between us, as issuer, and State Street Bank and Trust Company of California, N.A., as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, which has been filed as an exhibit to this registration statement. We urge you to read the indenture because it defines your rights as a holder of the notes.

As used in this "Description of the Notes" section, references to "LSI," "we," "our" or "us" refer solely to LSI Logic Corporation and not to our subsidiaries.

GENERAL

The notes are general, unsecured obligations of LSI Logic Corporation. The notes are subordinated to all existing and future senior indebtedness as described under "-- Subordination." The notes are convertible into our common stock as described under "-- Conversion of Notes."

The notes will be issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on November 1, 2006 unless earlier converted, redeemed at our option or repurchased at your option upon a fundamental change.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under --Repurchase at Option of the Holder.

We will pay interest on May 1 and November 1 of each year, beginning May 1, 2002, to record holders at the close of business on the preceding April 15 and October 15 as the case may be, except:

- interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

-       as set forth in the next sentence.

In case you convert any of your notes into common stock during the period after any record date but prior to the next interest payment date, one of the following will occur:

- we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

- we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a fundamental change on a repurchase date that occurs during this period; or

- if otherwise, any note not called for redemption or not subject to repurchase that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "Conversion of Notes."

We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

- by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $10 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

-       by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

CONVERSION OF NOTES

You may convert your notes, in whole or in part, into common stock prior to the final maturity date of the notes, subject to prior redemption or repurchase of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election in accordance with the indenture. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption or not subject to repurchase are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest exists at the time of conversion.

The initial conversion price for the notes is $26.339 per share, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive note into common stock, you must:

- complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

-       surrender the note to the conversion agent;

-       if required, furnish appropriate endorsements and transfer documents;

-       if required, pay all transfer or similar taxes; and

- if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

        We will adjust the conversion price if any of the following events occurs:

        (1) we issue common stock as a dividend or distribution on our common stock;

        (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

        (3)     we subdivide or combine our common stock;

        (4) we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities, but excluding:

                -       rights or warrants listed in (2) above;

                -       dividends or distributions listed in (1) above; and

                -       cash distributions listed in (5) below;

        but including securities of our subsidiaries to the extent we do not elect to reserve such securities on a pro rata basis for the benefit of holders of notes as described below;

        (5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock, to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

                - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

                - 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

        (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

        (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

                - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

                - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions. In the event of:

-       any reclassification of our common stock;

-       a consolidation, merger or combination involving us; or

- a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares for the benefit of the holders of notes in lieu of adjusting the conversion price pursuant to (4) above with respect to the description of conversion price adjustments.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See "United States Federal Income Tax Consequences."

We may, from time to time, decrease the conversion price for a period of at least 20 days if our board of directors has made a determination that this decrease would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any decrease in the conversion price. In addition, we may decrease the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "United States Federal Income Tax Consequences."

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY LSI LOGIC

The notes are not entitled to any sinking fund. At any time on or after November 6, 2004, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

REDEMPTION PERIOD PRICE

Beginning on November 6, 2004 and ending on October 31, 2005.................   101.6%
Beginning on November 1, 2005 and ending on October 31, 2006.................   100.8


and 100% if redeemed on November 1, 2006. In each case, subject to the next sentence, we will pay interest to, but excluding, the redemption date to the same holder that receives the redemption payment. However, if the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

REPURCHASE AT OPTION OF THE HOLDER

If a fundamental change of our company occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be subject to repurchase in integral multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a fundamental change of our company within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to submit your notes for repurchase your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

- is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

- is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change repurchase rights could discourage a potential acquiror of LSI. However, this fundamental change repurchase feature is not the result of management's knowledge of any specific effort to obtain control of LSI by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or repurchase the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

SUBORDINATION

The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

In the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

As a result of these subordinated provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

We may also not make payment on the notes if:

- a default in the payment of senior indebtedness occurs and is continuing beyond any grace period,

- any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the indenture, or

- any judicial proceeding shall be pending with respect to any payment default or non-payment default.

We may and shall resume payments on the notes:

- in case of a payment default, the date on which the default is cured or waived or ceases to exist and

- in case of a nonpayment default, the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

The subordination provisions will not prevent the occurrence of any event of default under the indenture.

If the trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

The notes are obligations exclusively of LSI Logic. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2001, our subsidiaries had approximately $127 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated, including trade and other payables, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles. Our subsidiaries may also from time to time incur other additional indebtedness and liabilities.

As of September 30, 2001, we had approximately $1.5 billion of indebtedness outstanding that would have constituted senior indebtedness. As of September 30, 2001, our subsidiaries had approximately $127 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated, including trade and other payables, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles. Neither we nor our subsidiaries are limited form incurring additional debt under the indenture.

"designated senior indebtedness" means senior indebtedness under our existing credit facility and any other senior indebtedness that expressly provides that it is "designated senior indebtedness."

"indebtedness" means:

        (1)     all obligations

                -       for borrowed money,

                - evidenced by a note, debenture, bond or written instrument,

                - in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

                - all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property, and

                - in respect of letters of credit, local guarantees or bankers' acceptances;

        (2) all obligation of others of the type described in clause (1) above or clause (3), (4) or (5) below assumed by or guaranteed or in effect guaranteed by such person;

        (3) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets;

        (4) all obligations under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

        (5)     all deferrals or renewals of (1) through (4) above.

"senior indebtedness" means the principal, premium, if any, and interest, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions.

However, senior indebtedness shall not include:

-       indebtedness evidenced by the notes;

-       our 4 1/4% Convertible Subordinated Notes due 2004;

-       our 4% Convertible Subordinated Notes due February 15, 2005;

- indebtedness to any of our subsidiaries, except it if is pledged as security for any senior indebtedness;

- our accounts payable to trade creditors arising in the ordinary course of business; and

- any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated to or junior to, the notes.

MERGER AND SALE OF ASSETS

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

- we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

- the successor entity assumes all of our obligations under the notes and the indenture; and

- we or the successor entity will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

EVENTS OF DEFAULT; NOTICE AND WAIVER

The following will be events of default under the indenture:

- we fail to pay principal or premium, if any, when due upon redemption or repurchase or otherwise on the notes;

- we fail to pay any interest and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

- we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

-       certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, interest or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency, the principal, premium, if any, and accrued interest and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

-       the holder has given the trustee written notice of an event of default;

- the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

- the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

- the trustee fails to comply with the request within 60 days after receipt.

We will furnish the trustee an annual statement by our officers as to whether or not we have complied with our obligations under the indenture.

MODIFICATION AND WAIVER

The consent of the holders of majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

-       extend the fixed maturity of any note;

-       reduce the rate or extend the time for payment of interest of any note;

-       reduce the principal amount or premium of any note;

-       reduce any amount payable upon redemption of any note;

- adversely change our obligation to redeem any note upon a fundamental change;

-       impair the right of a holder to institute suit for payment on any note;

-       change the currency in which any note is payable;

- modify the subordination provisions of any note in a manner materially adverse to the holders;

-       impair the right of a holder to convert any note;

-       reduce the quorum or voting requirements under the indenture;

- subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

- reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

FORM, DENOMINATION AND REGISTRATION

The notes will be issued:

-       in fully registered form;

-       without interest coupons; and

- in denominations of $1,000 principal amount and integral multiples of $1,000.

GLOBAL NOTE, BOOK-ENTRY FORM

Notes will be evidenced by one or more global notes. The global notes will be registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Holders may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

-       not be entitled to have certificates registered in their names;

- not receive physical delivery of certificates in definitive registered form; and

-       not be considered holders of the global note.

We will pay interest on and the redemption price or repurchase price of a global note to Cede & Co. as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

- for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

- for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

- a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

-       a "clearing corporation" within the meaning of the Uniform Commercial
        Code; and

- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

INFORMATION CONCERNING THE TRUSTEE

We have appointed State Street Bank and Trust Company of California, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,300,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

As of January 11, 2002, there were 368,547,777 shares of common stock outstanding held by approximately 4,443 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that at all elections of directors, each holder of stock shall be entitled to cumulative voting. The holder may cast all of these votes for a single candidate or may distribute them among the number of directors to be elected. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

As of January 11, 2002, no shares of preferred stock were issued and outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the following rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders:

-       dividend rights and rates,

- terms of conversion, voting rights, terms of redemption, liquidation preferences,

- the number of shares constituting any series or the designation of such series.

Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control and may adversely affect the voting and other rights of the holders of common stock. Except in accordance with the rights plan described below, we have no present plans to issue any shares of preferred stock.

PREFERRED SHARES RIGHTS PLAN

On November 16, 1988, our board of directors authorized a dividend distribution of one share purchase right for each share of common stock outstanding as of the close of business on December 15, 1988 and each future share of common stock. The Amended and Restated Preferred Shares Rights Agreement dated November 20, 1998 between us and BankBoston, N.A., as rights agent, provides, among other things, that after a distribution date, each right entitles the registered holder to purchase from us 1/1000 of a share of our Series A participating preferred stock, $0.01 par value, initially at a price of $100.00.

The rights will expire ten years after the date of issuance, or December 15, 2008, unless earlier redeemed, and will become exercisable and transferable separately from the common stock following the tenth day after a person or group:

        1. acquires beneficial ownership of 20% or more of our common stock,

        2. announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of our common stock, or

        3. a later date after the occurrence of an event described in clause (1) or (2) above as may be determined by a majority of directors not affiliated with the acquiring group or person.

Each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock having a then-current market value of twice the purchase price if:

        -       an acquiror obtains 20% or more of our common stock,

        - an acquiring entity combines with us in a transaction in which we are the surviving company and our common stock remains outstanding and unchanged, or

        - we effect or permit certain "self-dealing" transactions with an owner of 20% or more of our common stock or its affiliates or associates.

        Each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the purchase price if:

        -       we merge into another entity,

        - an acquiring entity merges into us and our common stock is changed into or exchanged for other securities or assets, or

        -       we sell more than 50% of our assets or earning power.

The Series A participating preferred purchasable upon exercise of the rights will be nonredeemable and junior to any other series of our preferred stock. Each share of Series A participating preferred will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Series A participating preferred will receive a preferred liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of common stock plus accrued dividends. Following payment of the Series A liquidation preference, and after the holders of shares of common stock shall have received an amount per share equal to the quotient obtained by dividing the Series A liquidation preference by 1,000, the holders of Series A participating preferred and holders of common stock will share ratably and proportionately the remaining assets to be distributed in liquidation. Each share of Series A participating preferred will have 1,000 votes and will vote together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Series A participating preferred will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

Although the rights should not interfere with a business combination approved by the board of directors in the manner set forth in the rights plan, they may cause substantial dilution to a person or group that attempts to acquire control without approval by the board.

DELAWARE GENERAL CORPORATION LAW SECTION 203

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

The Section 203 restrictions do not apply if:

        (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status,

        (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock." The 85% calculation does not include those shares:

                - owned by directors who are also officers of the target corporation, and

                - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

        (3) on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to LSI Logic Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CHARTER AND BYLAW PROVISIONS

Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

- our charter provides for cumulative voting at all elections of directors,

- our board has the power to establish the rights, preferences and privileges of authorized and unissued shares,

- our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to LSI Logic Corporation or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

Our bylaws provide that our directors, officers and agents shall be indemnified against expenses, including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

CHANGE OF CONTROL AGREEMENTS

We have entered into certain severance agreements with each of our executive officers providing for the acceleration of unvested options held by such executive officers and the payment of certain lump sum amounts and benefits upon an involuntary termination at any time within twelve (12) months after a change of control.

A "change of control" is defined as

- the consummation of a merger or consolidation with any other corporation, other than a merger or consolidation in which we are the surviving entity,

- the approval by our stockholders of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, and

- any person becoming the beneficial owner, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, of 50% or more of our total outstanding voting securities.

Our successors shall be bound under the change of control severance agreements.

The change of control severance agreements terminate on November 20, 2003.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to "U.S. Holders" that hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts ("Non-U.S. Holders"). This summary describes some, but not all, of these special rules. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. HOLDERS

TAXATION OF INTEREST

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that there is only a remote possibility that we would be required to pay additional interest because of a failure to provide registration rights. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. Holders would be required to recognize additional interest income.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

CONVERSION OF THE NOTES

A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

DIVIDENDS

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

TAXATION OF INTEREST

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

- owns, directly or indirectly, at least 10 percent of our voting stock, or

-       is a "controlled foreign corporation" that is related to us.

In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation's voting stock.

The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

SALE, EXCHANGE OR REDEMPTION OF NOTES

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

- the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

- the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

- the rules of the Foreign Investment in Real Property Tax Act ("FIRPTA") (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

CONVERSION OF THE NOTES

A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See--Special Tax Rules Applicable to Non-U.S. Holders--Sale of Common Stock.

DIVIDENDS

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. Constructive dividends resulting from a change, or failure to change, the conversion price of notes would probably also be subject to withholding tax. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders--Taxation of Interest."

SALE OF COMMON STOCK

Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders--Sale, Exchange or Redemption of Notes."

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

U.S. FEDERAL ESTATE TAX

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S. Holders--Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 30.5 percent but will be reduced in stages, down to 28 percent at the beginning of 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders--Taxation of Interest."

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder provided the required information is furnished to the IRS.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

                             SELLING SECURITYHOLDERS

We originally issued the notes in a private placement to the initial purchaser Lehman Brothers Inc. in October 2001. The initial purchaser resold the notes to purchasers, including the selling securityholders listed below, in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of January 24, 2002 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.


-------------------------------------------------------------------------------------------------------------
                                                       PRINCIPAL
                                                       AMOUNT AT                   NUMBER OF
                                                      MATURITY OF                  SHARES OF
                                                         NOTES                      COMMON
                                                     BENEFICIALLY   PERCENTAGE      STOCK      PERCENTAGE OF
                                                      OWNED THAT     OF NOTES      THAT MAY    COMMON STOCK
               NAME                                   MAY BE SOLD   OUTSTANDING   BE SOLD(1)   OUTSTANDING(2)
-------------------------------------------------------------------------------------------------------------
Akela Capital Master Fund, LTD                        $ 1,500,000      *             56,949          *
-------------------------------------------------------------------------------------------------------------
Allstate Insurance Company                            $ 2,350,000      *             89,221          *
-------------------------------------------------------------------------------------------------------------
Allstate Life Insurance Company                       $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Alpha U.S. Sub Fund VIII, LLC                         $   120,000      *              4,555          *
-------------------------------------------------------------------------------------------------------------
Banc of America Securities LLC                        $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Bank Austria Cayman Islands LTD                       $ 4,900,000      1.0%         186,035          *
-------------------------------------------------------------------------------------------------------------
BankAmerica Pension Plan                              $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Canyon Capital Arbitrage Master Hedge Fund, LTD       $ 7,000,000      1.4%         265,765          *
-------------------------------------------------------------------------------------------------------------
Canyon Mac 18 LTD  (RMF)                              $ 3,000,000      *            113,899          *
-------------------------------------------------------------------------------------------------------------
Canyon Value Realization Fund, L.P.                   $ 8,000,000      1.6%         303,732          *
-------------------------------------------------------------------------------------------------------------
Canyon Value Realization Fund (Cayman), LTD           $15,000,000      3.1%         569,497          *
-------------------------------------------------------------------------------------------------------------
Cheyne Capital Management Limited                     $ 5,000,000      1.0%         189,832          *
-------------------------------------------------------------------------------------------------------------
Chrysler Corporation Master Retirement Trust          $ 2,895,000      *            109,913          *
-------------------------------------------------------------------------------------------------------------
Cobra Master Fund, Ltd.                               $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Credit Suisse Asset Management                        $ 1,500,000      *             56,949          *
-------------------------------------------------------------------------------------------------------------
Deephaven Domestic Convertible Trading Ltd.           $ 3,600,000      *            136,679          *
-------------------------------------------------------------------------------------------------------------
Deeprock & Co.                                        $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Delta Air Lines Master Trust (c/o Oaktree
Capital Management, LLC)                              $   785,000      *             29,803          *
-------------------------------------------------------------------------------------------------------------
Delta Pilots D & S Trust                              $   390,000      *             14,806          *
-------------------------------------------------------------------------------------------------------------
Federated Equity Income Fund, Inc.                    $23,000,000      4.7%         873,229          *
-------------------------------------------------------------------------------------------------------------
Federated Insurance Series, on behalf of its          $ 1,000,000      *             37,966          *
Federated Equity Income Fund II
-------------------------------------------------------------------------------------------------------------
First Union International Capital Markets Inc.        $18,500,000      3.8%         702,380          *
-------------------------------------------------------------------------------------------------------------
General Motors Welfare Benefit Trust (VEBA)           $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Global Bermuda Limited Partnership                    $ 1,600,000      *             60,746          *
-------------------------------------------------------------------------------------------------------------
Goldman Sachs and Company                             $ 6,250,000      1.3%         237,290          *
-------------------------------------------------------------------------------------------------------------
Grace Brothers Management, LLC                        $ 2,000,000      *             75,933          *
-------------------------------------------------------------------------------------------------------------
J.P. Morgan Securities Inc.                           $16,250,000      3.3%         616,955          *
-------------------------------------------------------------------------------------------------------------
Lakeshore International Ltd.                          $ 6,400,000      1.3%         242,985          *
-------------------------------------------------------------------------------------------------------------
Maple Securities USA Inc.                             $ 1,000,000      *             37,966          *
-------------------------------------------------------------------------------------------------------------
Merrill, Lynch, Pierce, Fenner and Smith, Inc.        $   500,000      *             18,983          *
-------------------------------------------------------------------------------------------------------------
Microsoft Corporation                                 $ 2,205,000      *             83,716          *
-------------------------------------------------------------------------------------------------------------
Morgan Stanley & Co.                                  $10,000,000      2.0%         379,665          *
-------------------------------------------------------------------------------------------------------------
Motion Picture Industry Health Plan -- Active
Member Fund                                           $   265,000      *             10,061          *
-------------------------------------------------------------------------------------------------------------
Motion Picture Industry Health Plan -- Retiree
Member Fund                                           $   115,000      *              4,366          *
-------------------------------------------------------------------------------------------------------------
Nationwide Separate Account Trust, on behalf of
its Federated NSAT Equity Income Fund                 $   550,000      *             20,881          *
-------------------------------------------------------------------------------------------------------------
Newport Investments Inc.                              $   280,000      *             10,630          *
-------------------------------------------------------------------------------------------------------------
OCM Convertible Trust                                 $ 1,785,000      *             67,770          *
-------------------------------------------------------------------------------------------------------------
Ohio National Fund, Inc., on behalf of its
Equity Income Portfolio                               $   100,000      *              3,796          *
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                       PRINCIPAL
                                                       AMOUNT AT                   NUMBER OF
                                                      MATURITY OF                  SHARES OF
                                                         NOTES                      COMMON
                                                     BENEFICIALLY   PERCENTAGE      STOCK      PERCENTAGE OF
                                                      OWNED THAT     OF NOTES      THAT MAY    COMMON STOCK
               NAME                                   MAY BE SOLD   OUTSTANDING   BE SOLD(1)   OUTSTANDING(2)
-------------------------------------------------------------------------------------------------------------
Oppenheimer Convertible Securities Fund             $  5,000,000      1.0%         189,832           *
-------------------------------------------------------------------------------------------------------------
Pacific Life Insurance                              $  1,000,000      *             37,966           *
-------------------------------------------------------------------------------------------------------------
Partner Reinsurance Company Ltd.                    $    465,000      *             17,654           *
-------------------------------------------------------------------------------------------------------------
Peoples Benefit Life Insurance Company TEAMSTERS    $  6,000,000      1.2%         227,799           *
-------------------------------------------------------------------------------------------------------------
Qwest Occupational Health Trust                     $    215,000      *              8,162           *
-------------------------------------------------------------------------------------------------------------
Ramius Capital Group                                $    420,000      *             15,945           *
-------------------------------------------------------------------------------------------------------------
Retail Clerks Pension Trust                         $  1,000,000      *             37,966           *
-------------------------------------------------------------------------------------------------------------
Retail Clerks Pension Trust #2                      $  1,000,000      *             37,966           *
-------------------------------------------------------------------------------------------------------------
RCG Halifax Master Fund, LTD                        $    175,000      *              6,644           *
-------------------------------------------------------------------------------------------------------------
RCG Latitude Master Fund, LTD                       $  1,225,000      *             46,508           *
-------------------------------------------------------------------------------------------------------------
RCG Multi Strategy LP                               $    280,000      *             10,630           *
-------------------------------------------------------------------------------------------------------------
Robertson Stephens                                  $ 15,000,000      3.1%         569,497           *
-------------------------------------------------------------------------------------------------------------
Salomon Brothers Asset Management Inc.              $ 30,500,000      6.2%       1,157,978           *
-------------------------------------------------------------------------------------------------------------
Siemens/Convertibles Global Markets                 $  1,000,000      *             37,966           *
-------------------------------------------------------------------------------------------------------------
St. Albans Partners Ltd.                            $  5,000,000      1.0%         189,832           *
-------------------------------------------------------------------------------------------------------------
State Employees' Retirement Fund of the State
of Delaware                                         $  1,150,000      *             43,661           *
-------------------------------------------------------------------------------------------------------------
State of Connecticut Combined Investment Funds      $  2,435,000      *             92,448           *
-------------------------------------------------------------------------------------------------------------
Susquehanna Capital Group                           $  6,250,000      1.3%         237,290           *
-------------------------------------------------------------------------------------------------------------
The Class I C Company                               $  1,500,000      *             56,949           *
-------------------------------------------------------------------------------------------------------------
The Northwestern Mutual Life Insurance Company      $ 19,250,000      3.9%         730,855           *
-------------------------------------------------------------------------------------------------------------
The Northwestern Mutual Life Insurance Company
for its Group Annuity Separate Account              $  1,300,000      *             49,356           *
-------------------------------------------------------------------------------------------------------------
Van Kampen Harbor Fund                              $  5,000,000      1.0%         189,832           *
-------------------------------------------------------------------------------------------------------------
Vanguard Convertible Securities Fund, Inc.          $  2,795,000      *            106,116           *
-------------------------------------------------------------------------------------------------------------
Yield Strategies Fund II, LP                        $  5,000,000      1.0%         189,832           *
-------------------------------------------------------------------------------------------------------------
Any other holder of Notes or future transferee,
pledgee, donee or successor of any holder (3)(4)    $223,200,000     45.6%       8,474,125          2.3%
-------------------------------------------------------------------------------------------------------------

*       Less than 1%
(1) Assumes conversion of all of the holder's notes at a conversion price of approximately $26.339 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes". As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 368,547,777 shares of common stock outstanding as of January 11, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.
(3) Information about other selling security holders will be set forth in prospectus supplements, if required.
(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution".

                              PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

-       directly by the selling securityholders;

- through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters". As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

The notes and underlying common stock may be sold in one or more transactions at:

-       fixed prices;

-       prevailing market prices at the time of sale;

-       varying prices determined at the time of sale; or

-       negotiated prices.

These sales may be effected in transactions:

- on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

-       in the over-the-counter market;

- in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

-       through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "LSI". We do not intend to apply for listing of the notes on any securities exchange or for quotation through the New York Stock Exchange. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--A public market may not develop for the notes".

There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus will be passed upon for LSI Logic Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to LSI Logic's Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:


        Securities and Exchange Commission registration fee......     $  45,080
        Trustee's fees and expenses..............................     $  11,000
        Accounting fees and expenses.............................     $  20,000
        Legal fees and expenses..................................     $  25,000
        Miscellaneous............................................     $  10,000
                                                                     ----------
               Total.............................................     $ 111,080
                                                                      =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF LSI

        CERTIFICATE OF INCORPORATION

        Article 10 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

        - for any breach of their duty of loyalty to the corporation or its stockholders,

        - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

        - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

        - for any transaction from which the director derived an improper personal benefit.

        BYLAWS

        INDEMNIFICATION ARRANGEMENTS

        Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with the respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

        We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

ITEM 16. EXHIBITS

        The following exhibits are filed herewith or incorporated by reference herein:


      EXHIBIT
      NUMBER                        EXHIBIT TITLE
      ------                        -------------
         3.1    Amended and Restated Certificate of Incorporation.(1)
         3.2    Bylaws.(2)
         4.1    Indenture.
         4.2    Registration Rights Agreement.
         5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
        12.1    Computation of Ratio of Earnings to Fixed Charges.
        23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.
        23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
        24.1 Power of Attorney of certain directors and officers of LSI Logic Corporation (see page II-4 of this Form S-3).
        25.1 Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*


*       To be filed by amendment.
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

        (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

        (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on January 25, 2002.


                                    LSI LOGIC CORPORATION


                                    By: /s/ WILFRED J. CORRIGAN
                                        --------------------------------------
                                    Name:   Wilfred J. Corrigan
                                    Title:  Chairman, Chief Executive Officer
                                            and Director

                                POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Wilfred J. Corrigan and David G. Pursel, and each of them, as his true and lawful attorneys-in-fact and agent, each with the power of substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              NAME                                   TITLE                            DATE
              ----                                   -----                            ----

  /s/ Wilfred J. Corrigan         Chairman, Chief Executive Officer and          January 25, 2002
------------------------------    Director (Principal Executive Officer)
    Wilfred J. Corrigan


 /s/ Bryon Look                   Executive Vice President and                   January 25, 2002
------------------------------    Chief Financial Officer
    Bryon Look


  /s/ T.Z. Chu                    Director                                       January 25, 2002
------------------------------
    T.Z. Chu


  /s/ R. Douglas Norby            Director                                       January 25, 2002
------------------------------
    R. Douglas Norby


  /s/ Matthew J. O'Rourke         Director                                       January 25, 2002
------------------------------
    Matthew J. O'Rourke


  /s/ Gregorio Reyes              Director                                       January 25, 2002
------------------------------
    Gregorio Reyes


  /s/ Larry W. Sonsini            Director                                       January 25, 2002
------------------------------
    Larry W. Sonsini

                                  EXHIBIT INDEX

       EXHIBIT
       NUMBER                     EXHIBIT TITLE
       ------                     -------------
         3.1    Amended and Restated Certificate of Incorporation.(1)
         3.2    Bylaws.(2)
         4.1    Indenture.
         4.2    Registration Rights Agreement.
         5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
        12.1    Computation of Ratio of Earnings to Fixed Charges.
        23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.
        23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
        24.1 Power of Attorney of certain directors and officers of LSI Logic Corporation (see page II-4 of this Form S-3).
        25.1 Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*

*       To be filed by amendment.

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998.

(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.